Mail Stop 3561

      April 20, 2006

J. Michael May, Esq.
AmeriCredit Corp.
801 Cherry Street
Fort Worth, Texas  76102

Re: 	AFS SenSub Corp. and AFS Funding Trust
		Amendment No. 2 to Registration Statement on Form S-3
		Filed March 21, 2006
		File no.  333-130439

Dear Mr. May:

      We have reviewed your response to the first comment in our letter dated February 13, 2006 and have the following additional comment.

General
1. We note your response regarding the cross-collateralization feature described in this registration statement. While we have no further comment on this feature at this time, please be aware that any substantive modifications to this feature when part of a transaction reflected in a takedown or future registration statement may impact the ability of securities backed by the related pools to fall within the definition of "asset-backed security", and such modifications should be brought to the attention of the Office of Chief Counsel prior to use.

Closing

      As appropriate, please amend the registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact me at (202) 551-3454 with any questions.

								Sincerely,



								Sara D. Kalin
							Branch Chief-Legal

cc: 	Via Facsimile: (212) 259-6333
	John Keiserman, Esq.
	Stephanie Mah, Esq.
	Dewey Ballantine LLP
J. Michael May, Esq.
AmeriCredit Corp.
April 20, 2006
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